August 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:           Ms. Anne Nguyen Parker
Branch Chief

Re:                    Vanguard Natural Resources, LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed July 5, 2007
File No. 333-142363

Ladies and Gentlemen:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (“Vanguard” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2007, with respect to Vanguard’s Amendment No. 1 to Registration Statement on Form S-1 initially filed with the Commission on July 5, 2007, File No. 333-142363 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Amendment No. 3 to Registration Statement

Principal Customers, Page 95

1.                 We note your response to prior comment 44. Please provide further justification as to why your contracts with North American Energy and Dominion Field Services do not need to be filed. While we note that agreements with your principal customers “are typically month-to-month marketing contracts with no specific volume or pricing mechanisms,” tell us whether any of your agreements are not month-to-month or are not based on index pricing. We may have further comment.

Response:   We have filed our contracts with North American Energy Corporation and Osram Sylivania, Inc. and our two contracts with Dominion Field Services, Inc. as Exhibits 10.27, 10.28, 10.29 and 10.30, respectively, to the Registration Statement. We have also revised the disclosure in the Registration Statement to describe our agreements that are not month-to-month or are not based on index pricing. Please see page 95.

Compensation Discussion and Analysis, Page 107

2.                 We note your response to prior comment 48, but it appears you have not sufficiently revised this section in accordance with that comment. As such, we reissue it. We note you have entered into employment agreements with Messrs. Smith, Robert and Pence providing for a base salary of $200,000 per year. We further note that you expect your compensation committee will evaluate individual executive performance with a goal of setting compensation levels it believes are comparable with executives in other companies of similar size and stage of development engaged in the acquisition, development and exploitation of mature, long-lived natural gas and oil properties while taking into account your relative performance and your own strategic goals.

Your revision that the current base salaries were negotiated between the employee and Nami is an insufficient discussion and analysis. In particular, with respect to Mr. Pence’s salary, we note that his employment agreement was entered into after the Nami Restructuring Plan whereby you were separated from your predecessor, and you thus could have negotiated the agreement in your own capacity. Moreover, notwithstanding that the initial employment agreements with Messrs. Smith and Robert were entered into prior to your separation and formation as an independent company, you then entered into amended employment agreements with these persons at the time of your separation whereby you agreed to employment terms with you as an independent company.

Please substantially revise this section to provide clear, meaningful disclosure and eliminate vague terms. In your revisions, please be sure to address the following:

•       Discuss how the base salaries for Messrs. Smith, Robert and Pence were determined. We note that you have deleted the last part of the sentence on page 109 that formerly stated that these agreements were negotiated between the executive officers and Nami “using a comparison of compensation packages from companies in our industry of similar size and stage of development.” With respect to Mr. Pence, please clarify why Nami, rather than your board of directors or compensation committee or other governing body serving in that capacity, negotiated his employment agreement dated May 15, 2007 and the intended grant of options to purchase an aggregate of 75,000 units.

•       Identify and describe the companies, as well as the similar positions and responsibilities, to which you have compared your policies.

•       Specify what you consider important in terms of individual responsibilities, performance and experience, and how you take “into account” competitive market compensation paid by other companies for similar positions.

•       With respect to your statement that the base salaries of the named executive officers will be “subject to increases as determined to be appropriate by our board of directors,” clarify whether the board or the compensation committee will determine the increases, and specify the factors that will be taken into account.

See Item 402(b)(2)(xiv) of Regulation S-K and instruction 4 to Item 402(b) of Regulation S-K for additional guidance.

Response:   We have revised the Registration Statement accordingly. Please see pages 107-110.

With respect to the first bullet point above regarding Mr. Nami’s involvement with the negotiation of the compensation packages of our executive officers, we have added explanatory language that states:

“The employment agreements and compensation terms for each of our executive officers were generally established on the dates of hire by negotiation with the individual officer and by comparison to the compensation packages of similarly positioned officers of other companies in our industry, such as Linn Energy, LLC and Breitburn Energy Partners, L.P. Mr. Smith was our initial executive officer and at the time of his hire date, Mr. Smith and Nami negotiated Mr. Smith’s compensation package, the compensation package of a potential Chief Financial Officer, and the aggregate amount of equity grants to be made to all of management, which consists of the 460,000 Class B units. Mr. Robert was hired in January 2007 and his employment agreement and compensation terms ultimately consisted of the terms previously negotiated between Mr. Smith and Nami. Mr. Pence was hired after the Nami Restructuring Plan and his employment agreement was negotiated between Mr. Pence and Mr. Smith and was approved by Messrs. Blake and Wagene, as members of our board of directors.”

3.                 We note your response to prior comment 49 that you expect your compensation committee to determine the Specific performance targets following the completion of this offering. Please provide more specificity in this regard.

Response:   We have revised the Registration Statement accordingly. Please see page 107-108.

4.                 We note your response to prior comment 50 that the decision to grant Messrs. Robert and Pence an aggregate of 100,000 units and 75,000 units, respectively, under your LTIP was made by Nami when their employment agreements were negotiated. We also note that on January 1, 2008, you intend to grant only

Messrs. Smith and Robert an annual grant of phantom units in an amount equal to 1.0% of your units outstanding at that time. Please provide more details to explain why there are these material differences in compensation policies with respect to these individual executive officers.

Response:   We have revised the Registration Statement to explain why each executive officers is paid differently. Please see page 109.

Long-Term Incentive Plan, page 110

5.                 We note your response to prior 52, and we reissue it. It remains unclear how the amounts will be determined, when they will be issued, on what basis they will be awarded and how the board of directors, or compensation committee, will determine the exercise prices. Please revise accordingly.

Response:   We have revised the Registration Statement accordingly. Please see page 111-112.

Certain Relationships and Related Party Transactions, page 117

6.                 We note your response to prior comment 54, and we reissue it. It remains unclear which factors you considered in determining the pricing of each significant category of services to be provided by Vinland. In this regard, it is not sufficient to simply disclose that the terms of each of your agreements with Vinland were negotiated between you and Vinland, Please revise accordingly.

Response:   We have revised the Registration Statement accordingly. Please see pages 119-120.

Note 10—Supplemental Natural Gas and Oil Information, page F-31

7.                 Your response to prior comment 57 in our letter dated May 23, 2007, states that you revised your disclosure to remove “and other” from the lines previously labeled “Extensions, Discoveries and other” in your disclosure of changes in the net quantities of proved reserves. We do not see that “and other” was removed from the table on page F-32 of Amendment No. 1. We reissue prior comment 57.

Response:   We have revised the Registration Statement accordingly. Please see page F-34.

Unaudited Pro Forma Financial Statements

8.                 Expand Note 2(a) to explain the nature of the following balance sheet entries and how they are calculated: derivative contracts, $3,248,342; other assets, $4,051,648; members’ equity (deficit), $1,381,250; private investor unitholders, $973,250; management unitholders, $195,500.

Response:   We have revised the Registration Statement accordingly. Please see page F-41.

9.                 Expand Note 2(c) to explain how the balance sheet entry of $8,280.000 was calculated. The numbers in your current disclosure do not appear to tie to that number.

Response:   We have revised the Registration Statement accordingly. Please see page F-42.

10.          Note 2 does not appear to explain the entries on the pro forma statement of operations for the year ended December 31, 2006, of $4,013,333 and for the quarter ended March 31, 2007, of $1,003,333, both labeled (c).

Response:   We have revised the Registration Statement accordingly. Please see page F-41.

Engineering Comments

11.          We note that you estimate the production rate from your proved producing gas reserves to increase by over 10% between 2007 and 2008. As proved producing reserves are reserves from wells already on production, please explain to us the reason you estimate the rate from these reserves to increase in 2008.

Response:

The increase is due to the fact that the 2008 production rate covers a full calendar year while the 2007 production rate only covers a nine month period.

12.          Please reconcile for us that NSAI determined 16,678 MCF of proved undeveloped gas reserves as of March 31, 2007 with the fact that you report 46,018 MCF of proved undeveloped gas reserves as of December 31, 2006.

Response:

The proved undeveloped gas reserves information is as of December 31, 2006, and, as such, from before our separation with our predecessor. The decrease in proved undeveloped gas reserves as of March 31, 2007 results from the implementation of the Nami Restructuring Plan and is specifically due to (i) us retaining only a 40% interest in the proved undeveloped gas reserves, (ii) the exclusion of the Asher lease, of which we retained only a contract right to receive proceeds from its production and (iii) revisions to the reserves from the prior period in the ordinary course.

13.          Similarly, please reconcile that NSAI determined 35 MBO of proved undeveloped oil reserves as of March 31, 2007 with the fact that you report 94 MBO of proved undeveloped oil reserves as of December 31, 2006.

Response:

The proved undeveloped oil reserves information is as of December 31, 2006, and, as such, from before our separation with our predecessor. The decrease in proved undeveloped oil reserves as of March 31, 2007 results from the implementation of the Nami Restructuring Plan and is specifically due to (i) us retaining only a 40% interest in the proved undeveloped oil reserves, (ii) the exclusion of the Asher lease, of which we retained only a contract right to receive proceeds from its production and (iii) revisions to the reserves from the prior period in the ordinary course.

14.          Please reconcile for us the use of a gas price of approximately $9.30per Mcf in the NSAI reserve report with a Henry Hub price of approximately $7.50 per MMBtu.

Response:

The $9.30/Mcf average after-tax price per Mcf from page 2 of the NSAI reserve report is for our proved, probable and possible reserves. Our average after-tax price per Mcf for our proved reserves is found on page 4 of the NSAI report and is $9.32/Mcf. This was calculated by first taking the Henry Hub price as of March 31, 2007 of $7.73/MMBtu (as used on page 17 of the Registration Statement in our discussion of our Summary Reserve and Operating Data), then adding the basis differential at March 31, 2007 of $0.23/MMBtu, then multiplying by a factor of 1.224Btu/cf to account for the Btu content of our gas, then multiplying by our blended after-tax rate of 95.6%:

((7.73/MMBtu + $0.23/MMBtu) x $1.224Btu/cf) x .956= $9.32/Mcf

The $7.50 per MMBtu that is referred to in SEC comment #14 is the amount of the price floor of our put options and is not used in the NSAI reserve report.

15.          We note that you appear to have 85% to 100% working interest in most of your producing wells in most fields but you only have a 40% working interest for all proved undeveloped wells. Please explain this to us and consider clarifying your disclosure.

Response:

We have revised the Registration Statement to clarify that we own 40% of our predecessor’s working interest in all the proved undeveloped wells. Please see page 1.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins LLP, Heather G. Callender at (713) 758-4618 or Douglas E. McWilliams at (713) 758-3613.

Very truly yours,
VANGUARD NATURAL RESOURCES, LLC
		By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer
cc:	Ms. Heather G. Callender
Mr. David P. Oelman
Mr. Douglas E. McWilliams
Vinson & Elkins LLP
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